EMPLOYMENT AGREEMENT

	THIS EMPLOYMENT AGREEMENT ("Agreement") is made and entered into as of the 9th of Novemner, 1999 between Progressive Telecommunications Corporation, Inc. ("Corporation"), a Nevada corporation, and James Maguire
("Employee").

	WHEREAS, Corporation desires to employ Employee, and Employee desires to be employed by Corporation; and WHEREAS, Corporation and Employee desire to enter this Agreement which sets forth the terms and conditions of said employment.

	NOW, THEREFORE, in consideration of the mutual covenants set forth herein, Corporation and Employee agree as follows:

	1. Employment. Corporation agrees to employ Employee, and Employee accepts such employment and agrees to serve Corporation, on the terms and conditions set forth herein.

	2. Term of Agreement. The Term of Employee's employment hereunder shall commence on the date first set forth above and shall continue in effect until the 31st day of December, 2001 ("Term").

	3. Position and Duties. Employee shall be responsible for the establishment, maintenance and supervision of Corporation's direct telemarketing operation of the yellow page directory services (hereinafter referred to as"YPD") in the Clearwater, Florida region. The parties agree and understand that, during the time of Employee's employment with the Corporation, the Employee shall be responsible for managing the telemarketing operations of the Corporation, which marketing operations include the selling of Internet directory listings, Internet advertising, web sites and other products and services to the Corporation's customers throughout the United States. References in this Agreement to Employee's employment with Corporation shall be deemed to refer to employment with Corporation or an affiliate.

	4.      Compensation and Related Matters.

		4.1 Base Salary. During the Term of his employment hereunder, Corporation shall pay to Employee an annual base salary of $104,000. Base Salary shall be paid in installments of $4,000 every two weeks.

		4.2 Benefit Plans and Arrangements. Employee shall be entitled to participate in and to receive under Corporation's employee benefit plans and arrangements in effect during the Term of his employment hereunder.

		4.3 Perquisites. During the Term of his employment hereunder, Employee shall be entitled to receive fringe benefits ordinarily and customarily provided by Corporation to persons of a position and/or status in Corporation equal to that of Employee.

		4.4 Expenses. Corporation shall promptly reimburse Employee for all normal out-of-pocket expenses related to Corporation's business that are actually paid or incurred by him in the performance of his services under this Agreement.

	5. Representations Concerning Corporation's Stock. The Corporation represents and warrants to the Employee that the Corporation's common stock is currently traded, on NASDAQ Over the Counter Bulletin Board. The Corporation hereby represents to the Employee that the trading symbol for the Corporation's common stock on NASDAQ OTC-BB is "PTCI". The Corporation further represents and warrants to the Employee that any and all of the Corporation's common stock which is hereafter issued by the Corporation to the Employee, owned by the Employee or for which any warrants or options are issued by the Corporation to the Employee: (i) when earned or paid for as contemplated by this Agreement, shall not be subject to any further call or assessment, (ii) shall be of the same class of stock as the shares of stock of the Corporation currently being traded on NASDAQ Over the Counter, and
(iii) all federal and state securities law and NASDAQ filings with respect thereto shall be timely and properly filed, including but not limited to any S-8 filings.

	6. Termination. The Term of Employee's employment hereunder may be terminated under the following circumstances:

		6.1 Death. The Term of the Employee's employment hereunder may be terminated upon his death.

		6.2 Without Cause. Corporation may terminate the Term of Employee's employment without cause at any time upon written notice to Employee.

		6.3 With Cause. Corporation may terminate the Term of Employee's employment with cause at any time upon written notice to Employee. Cause shall be defined as failure to meet 50% of the per telemarketer per day threshold as defined in Section 10.2 for two consecutive quarters.

Upon termination of Employee's employment by Corporation without cause, under section 6.2 above, the Employee shall be entitled to receive all of the shares of common stock and warrants issued or not issued under the maximum shares under section 10.1, which shares of common stock and warrants shall be delivered to Employee in equal monthly installments from the date of termination through December 31, 2001.

	7. Corporation's Responsibilities And Support Services. The Corporation agrees and represents that the Corporation shall provide the funding necessary to fully and timely effectuate the budget attached hereto as "Exhibit A" hereinafter referred to as the Budget. The Corporation shall have no obligations to fund expenditures that would exceed the assumptions outlined in the Budget.

	8. Employee's Signing Bonus. In addition to the Base Salary, the Corporation agrees to provide a signing bonus to the Employee Two Hundred Thousand (200,000) shares of common stock of the Corporation; and

	The Corporation agrees and represents that the shares of common stock of the Corporation comprising the Signing Bonus shall be issued to the Employee as of the date of execution of this Agreement, and such shares of common stock of the Corporation shall be immediately registered under S-8 as to make the securities available to be traded on NASDAQ Over the Counter, without limitation or restriction.

	9. Employee's Bonus Stock Incentives. In addition to the Base Salary and Signing Bonus provided hereinabove, the Corporation hereby grants to the Employee certain bonus stock incentives, as provided hereinbelow:

	9.1 Stock Incentive. The Employee shall be entitled to a bonus stock incentive which shall be based on the sales of the Corporation's products and services which are made by the telemarketing operations of the Corporation. All sales made by the telemarketing operations of the Corporation shall be included for purposes of calculating and determining the amount of any bonus stock incentive earned by the Employee at such time as a customer verbally agrees to purchase any such products or services, and once payment is actually received by the Corporation for any such sales. The dollar amount of a "sale" will be the total dollar commitment of a customer for the services or products purchased, for a twelve (12) month period. (For example, if a customer agrees to purchase a service and the charge for said service is Fifty Dollars per month, then the amount of the sale for purposes of this Agreement shall be considered to be Six Hundred Dollars.) Such bonus stock incentives shall be computed and disbursed to the Employee on a quarterly basis during the eight (8) quarters commencing January 1, 2000 and ending December 31, 2001.

	9.2 Calculation of Quarterly Stock Incentive. At the end of each of the eight (8) quarters, the Employee's bonus stock incentive shall be based upon the average monthly sales during the quarter then ending. Such Average Monthly Sales shall be computed as follows:

			[Dollar amount of total sales of the Corporation's products and services made by the telemarketing operations of the Corporation during the quarter] \ 3 = Average Monthly Sales

		The total dollar value of the number of shares of common stock of the Corporation to be issued to the Employee as a bonus stock incentive for such quarter shall then be computed as follows:

			[Average Monthly Sales] x .80 (i.e., 80%) = total dollar value of quarterly bonus stock incentive

		The number of shares of common stock of the Corporation to be issued to the Employee as such quarterly bonus stock incentive shall be the number of shares, at a value of Five Dollars ($5.00) per share, which is equal to such total dollar value of the quarterly bonus stock incentive, as computed above. Additionally, the Corporation shall also grant to the Employee, at the end of each of the eight (8) quarters, a warrant for additional shares of common stock of the Corporation, at a value of Five Dollars ($5.00) per share, equal to one-half (1/2) of the total dollar amount of the quarterly bonus stock incentive.

	9.3 Example. The following is an illustrative example of the calculation of the quarterly bonus stock incentives and quarterly warrants:

			Assume that the Corporation's monthly sales during the first (1st) quarter are:

			January, 2000           $1,500,000.00
			February, 2000          $2,000,000.00
			March, 2000             $2,125,000.00
			Total Quarterly Sales   $5,625,000.00

		The Employee's quarterly bonus stock incentives would then be calculated as follows:

			$5,625,000.00 (total quarterly sales) / 3 =
			$1,875,000.00 (Average Monthly Sales)

			$1,875,000.00 (average monthly sales) x .80 = $1,500,000.00 (total dollar value of quarterly stock incentive)

			$1,500,000.00 (total dollar value of quarterly bonus stock incentive) / $5.00 (per share) = 300,000 shares

		The warrant issued to the Employee for additional shares of common stock of the Corporation would then be equal to 150,000 shares.

	10. Restrictions And Limitations on Stock Incentive. The Employee's bonus stock incentives shall be subject to the following limitations and restrictions:

	10.1 Maximum Shares. The number of shares of common stock of the Corporation which may be issued to the Employee as bonus stock incentives during the eight (8) quarters shall not exceed a total of two million four hundred thousand (2,4000,000) shares. Additionally, the number of shares of common stock of the Corporation for which warrants are granted to the Employee during the eight (8) quarters shall not exceed a total of one million two hundred thousand (1,200,000) shares.


	10.2 Sales Threshold. Though the parties acknowledge and agree that the Employee is not subject to any specific sales requirements or quotas, it is the hope of the parties that the sales by the Corporation's telemarketing operations will average approximately Two Hundred Twenty-five Dollars ($225.00) per telemarketer per day. During any calendar quarter during the term of this Agreement, if the daily sales average for such quarter are less than One Hundred Twelve and 50/100 Dollars ($112.50) per telemarketer per day, the Employee shall not be entitled to a bonus stock incentive for such quarter, nor shall the Employee be entitled to any warrants for such quarter. Also in the event average daily sales are less than One Hundred Twelve and 50/100 Dollars ($112.50) per telemarketer per day for any quarter, the Corporation may then issue written notice to the Employee that in the event average daily sales for the quarter immediately following are also less than One Hundred Twelve and 50/100 Dollars ($112.50) per telemarketer per day, this Agreement may be terminated by the Corporation with cause.

	10.3 Trading Restrictions for Bonus Stock Incentives. As to any shares of common stock of the Corporation issued to the Employee as bonus stock incentives, twenty-five percent (25%) of such shares shall be immediately registered under S-8 as to make the securities available to be traded or sold by the Employee on NASDAQ, Over the Counter, without limitation or restriction, upon issuance. The remaining seventy-five percent (75%) will be issued under Rule 144 and such shares must be retained by the Employee for not less than one (1) year from the date of the end of the quarter for which such shares are issued.

		Any securities unregistered on December 30th 2001 will be registered under S-8 as to make the securities available to be traded or sold by the Employee on NASDAQ OTC-BB, without limitation or restriction.

	10.4 Limitations on Warrants. The Employee shall be entitled to exercise any warrants granted to the Employee at any time and upon Employee's sole discretion at a price of Five Dollars ($5.00) per share, provided, however, if not exercised, such warrants shall expire one (1) year after their date of issuance. Upon Employee's exercise of any warrant, the resulting shares of common stock of the Corporation issued to the Employee shall be subject to the same trading and sale restrictions as the shares of common stock issued to Employee for the quarter when such warrant was granted, as provided in Subparagraph 10.3 hereinabove.


	11. Equitable Adjustments. The Corporation agrees and represents that the number of shares to be issued and warranted to the Employee pursuant to the bonus stock incentive provisions hereinabove, or pursuant to paragraph 6 or 7 hereinabove, shall be equitably increased or decreased for any stock split, stock dividend, reclassification or recapitalization of the common stock of the Corporation which occurs subsequent to the date of this Agreement.

	12. Minimum Stock Value. In the event the value of the stock of the Corporation, as quoted on NASDAQ, falls below Two and 50/100 Dollars ($2.50) per share at the close of business for 30 consecutive trading days prior to January 1, 2002, or in the event the Corporation's stock is removed or suspended from trading on NASDAQ, then in such event the Corporation shall immediately issue to the Employee (i) a number of shares of common stock of the Corporation equal to the total number of shares issued to the Employee as of such date, and (ii) warrants equal to the number of warrants held by the Employee as of such date. Such distribution of additional shares of common stock and warrants of the Corporation to the Employee shall be made regardless of whether the value of the stock of the Corporation, as quoted on NASDAQ or otherwise, later increases.

	13. Unauthorized Disclosure; Customer Solicitation. (a) Employee shall not, without the prior written consent of Corporation, disclose or use in any way, either during the Employee's employment with Corporation or thereafter, except as required in the course of such employment by Corporation, any confidential business or technical information or trade secret acquired in the course of such employment, whether or not conceived of or prepared by him, which is related to any service or business of Corporation or any Corporation affiliate, other than information which is generally known in the industry in which such business is transacted or acquired from public sources, all of which are the exclusive and valuable property of Corporation and its affiliates.

	(b) During the Term and for a period of One (1) year immediately following the termination of Employee's employment, regardless of the cause of such termination, Employee agrees that he will not at any time, in any fashion, form or manner, either directly or indirectly, divulge, disclose or communicate to any person, firm or corporation, in any manner whatsoever, any information of any kind, nature or description concerning any matters affecting or relating to the business of the corporation, or its affiliates, including, but not limited to, the names of their clients or prospective clients or any other information concerning the business of Corporation, its manner of operation, plans, vendors, suppliers, advertising, marketing, methods, practices, computer programs, research and information of any kind, nature or description, without regard to whether any or all of the foregoing matters would otherwise be deemed confidential, material or important, or use same for any reason or purpose whatsoever, except in connection with the performance of his duties under this Agreement or with the express prior written consent of Corporation.

	14. Tangible Items. All files, records, documents, manuals, books, forms, reports, memoranda, studies, data, calculations, recordings, correspondence, in whatever form they may exist, and all copies, abstracts and summaries of the foregoing and all physical items related to the business of Corporation and its affiliates, other than merely personal items, whether of a public nature or not, and whether prepared by Employee or not, are and shall remain the exclusive property of the Corporation and its affiliates and shall not be removed from their premises, except as required in the course of employment by Corporation, without the prior written consent of Corporation, and the same shall be promptly returned by Employee on the termination of the Employee's employment with Corporation or at time prior thereto upon the request of Corporation.

	15. Inventions and Patents. Employee agrees that all inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports, and all similar or related information which relates to Corporation's actual or anticipated business research and development or existing or future products or services and which are conceived, developed or made by or at the direction of Employee while employed by Corporation will be owned by Corporation. Employee also agrees to promptly perform all reasonable actions (whether before, during or after the Term) necessary to establish and confirm such ownership.

	16. Covenants and Restrictions. Subject to the provisions 8.6 hereof, Employee covenants that, except in carrying out his duties hereunder, during the term of employment and for a period of one (1) year following the date of termination of employment hereunder :

	16.1 Without express written consent of the Board of Directors, Employee shall not directly or indirectly, participate or engage in, assist render employment services to, become associated with, work for, or otherwise become in any way or manner connected with the ownership, management, operation, or control of, any business, which would take from the assets or products or confidential and proprietary information of the Company. This clause in no way is to be construed as industry ban but rather as a ban from utilizing contacts, products developed, procedures and other confidential information.

	16.2 Employee shall not knowingly provide or solicit to provide to any person or individual (I) any goods or services which are competitive with those provided by the Company or which would be competitive with the goods and services that the Company has planned to provide; or (ii) any goods or services to any customer of the Company. The term "Customer" shall mean any person or company to whom the Company has provided goods or services to within the previous twelve (12) month period prior to termination of Employee's employment hereunder. Notwithstanding anything herein to the contrary, no limitation shall be imposed on Employee hereunder with respect to any goods or services that the Company has planned to provide and which are not actually being provided at the time of the termination of Employee's employment.

	16.3 Employee agrees that he shall not divulge to others, nor shall he use to the detriment of the Company or in any business or process of manufacture competitive with or similar to any business or process of manufacture engaged in by the Company or any of its subsidiaries or affiliated companies, at any time during employment with the Company or thereafter, any confidential or trade secret information obtained during the course of employment with the Company relating to sales, salesman, sales volume or strategy, customers, formulas, processes, methods, machines, manufactures, compositions, ideas, improvements or inventions belonging to or relating to the business of the Company, or its subsidiary or affiliated companies.

	16.4 Employee shall neither solicit, seek to solicit any of the Company's personnel in any capacity whatsoever nor shall Employee induce or attempt to induce any of the Company's personnel to the employ of the Company to work for Employee or otherwise.

	16.5 Employee acknowledges that a breach of any of the restrictive covenants contained in Section 5 may cause irreparable damage to the Company for which remedies at law would be inadequate. Accordingly, if Employee breaches or threatens to breach any of the provisions of this Section 5, the Company shall be entitled to appropriate injunctive relief, including without limitation, preliminary and permanent injunctions in any court of competent jurisdiction, restraining Employee from taking any action prohibited hereby. This remedy shall be in addition to all other remedies available to the Company at law or equity. If any portion of this Section 5 is adjudicated to be invalid or unenforceable, this Section 5 shall be deemed amended to delete there from the portion so adjudicated, such deletion to apply only with respect to the operation of this Section 5 in the jurisdiction in which such adjudication is made.

	17. Remedies. Employee acknowledges that the restrictions and agreements contained in this Agreement are reasonable and necessary to protect the legitimated interests of Corporation, and that any violation of this Agreement will cause substantial and irreparable injury to Corporation that would not be qualifiable, and for which no adequate remedy would exist at law and agrees that injunctive relief, would be necessary however Corporation must give a five (5) day notice to Employee of any injunctive relief hearing and in any event must post a bond for all damages Employee might incur as a result of such injunction.

	18. Reasonableness of Restrictions. (a) Employee recognizes that in the course of his employment by Corporation, (i) he will be working in an area of great importance to Corporation's business, and (ii) he will have access to highly confidential information concerning the business of Corporation and its affiliates, including without limitation, information with respect to Corporation's records, clients, presentation materials, computer programs, research and information. Accordingly, Employee has agreed as provided in
Section 14 through 18 of his Agreement in order to induce Corporation to employ Employee.

	(b) Employee acknowledges and agrees that the covenants set forth in Section (s) 14 through 18 are reasonable and valid in geographical and temporal scope and in all other respects.

	(c) Sections 13 through 17 shall survive the termination of this Agreement and termination of Employee's employment hereunder.

	(d) Notwithstanding any other provision of this Agreement, Corporation acknowledges and agrees that the provisions of Sections 13 through 17 hereinabove shall not be binding upon Employee in the event of a breach by Corporation of any of its obligations, covenants, agreements, representations or warranties pursuant to this Agreement.

	19. Applicable Law; Arbitration. This Agreement shall be governed and construed under the laws of the State of Florida, not including the choice of law rules thereof. Any and all disputes, complaints, controversies, claims and grievances arising under, out of, in connection with, or in any manner related to this Agreement or the relationship of parties hereunder shall be settled by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Any decision and award of the arbitrator shall be final, binding and conclusive upon all of the parties hereto and said decision and award may be entered as a final judgment in any court of competent jurisdiction. Notwithstanding said Rules, any arbitration hearing to take place hereunder shall be conducted in Clearwater, Florida, before one (1) arbitrator who shall be an attorney who has substantial experience in commercial law issues. In the event of any arbitration between the parties hereto involving this Agreement or the respective rights of the parties hereunder, each party shall pay his own attorneys' fees, costs and expenses of such arbitration. Each party hereby consents to a single, consolidated arbitration proceeding of multiple claims, or claims involving more than two (2) parties. Either party may apply to any court of competent jurisdiction for injunctive relief or other interim measures as provided for elsewhere in this Agreement, in aid of the arbitration proceedings, or to enforce the arbitration award, but not otherwise. Any such application to a court shall not be deemed incompatible or a waiver of this section. The arbitrator shall be required to make written findings of fact and conclusions of law to support its award. The arbitrator shall award costs and attorney fees to the prevailing party in any such arbitration. If any party to the arbitration does not appear at the arbitration at the time and place set for arbitration, the arbitrator shall make his decision based upon the testimony and evidence of the party present, and the non-present party shall waive its right to present evidence or testimony to the arbitrator.

	20. Severability. If any term, restriction, covenant, or promise contained herein is found to be unreasonable and for that reason unenforceable, then such term, restriction, covenant, or promise shall not thereby be terminated but shall be deemed modified to the extent necessary to make it enforceable and, if it cannot be so modified, that is shall be deemed amended to delete therefrom such provision or portion adjudicated to be invalid or unenforceable, such modification or amendment in any event to apply only with respect to the operation of this Agreement in the particular jurisdiction on which such adjudication is made.

	21. Notice. For the purpose of this Agreement, notices, demands, and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when received if delivered in person or by overnight courier or if mailed by United States registered mail, return receipt requested, postage prepaid to the following address:

	If to Employee:         Mr. James Maguire
                           188 Devon Dr
                         Clearwater, FL  33767

	If to Corporation:      __________________________

Either party may change its address for notices by written notice to the other party in accordance with this Section 21.

	22 Additional Actions and Instruments. Corporation hereby agrees to take or cause to be taken such further actions, to obtain such consents and approvals, and to execute, deliver and file or cause to be executed, delivered and/or filed such further instruments as Employee may from time to time reasonably request in order to fully effectuate the purposes, terms and conditions of this Agreement.

	23. Miscellaneous. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification, or discharge is agreed to in writing signed by Employee and Corporation. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior subsequent time. No agreements or representations, oral or otherwise, expressed or implied, with respect to the subject matter hereof have been made between either party which are not set forth expressly in this Agreement.


	24. Headings. the headings in this Agreement are inserted for convenience only and shall have no significance in the interpretation of this Agreement.

	25. Successors. This Agreement shall be binding upon and inure to the benefit of both parties hereto and their heirs, personal representatives and successors, including without limitation any affiliate to which Corporation may assign this Agreement. Any such assignment shall not relieve the parties hereto of liability for the performance of their respective obligations hereunder. Any assignment by Corporation to an affiliate shall not be deemed to permit the delivery of stock or warrants of the affiliate in satisfaction of the obligations to Employee hereunder, it being understood and agreed that the obligations can only be satisfied by delivery of common stock and warrants of Progressive Telecommunications Corporation, Inc., as contemplated by this Agreement.

	26. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

	IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date and year first written above.

					PROGRESSIVE TELECOMMUNICATIONS
					CORPORATION, INC.


				     By:     /s/ Howard Tackett

				        Dr. Howard Tackett, Vice President
				          Printed Name and Title
       						     "CORPORATION"


				           /s/ James Maguire

				           		James Maguire
        						 "EMPLOYEE"

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